UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pure Storage, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

74624M102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74624M102	Page 2 of 6

1.	Name of Reporting Person Glynn Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,262,815
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,262,815

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,815
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%[1]
12.	Type of Reporting Person (See Instructions) IA

1.	This percentage is based upon 28,750,000 shares of the Issuer’s Class A Common Stock outstanding as of December 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2015.

CUSIP No. 74624M102	Page 3 of 6

Item 1.

(a)	Name of Issuer

Pure Storage, Inc.

(b)	Address of Issuer’s Principal Executive Offices

650 Castro Street, Suite 400

Mountain View, CA 94041

Item 2.

(a)	Name of Person Filing

Glynn Capital Management LLC

(b)	Address of Principal Business Office or, if none, Residence

3000 Sand Hill Road

Building 3, Suite 230

Menlo Park, CA 94025

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value

(e)	CUSIP Number

74624M102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 74624M102	Page 4 of 6

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S.institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount Beneficially Owned as of December 31, 2015:

Consists of 354,730 shares of Class A Common Stock and 1,908,085 shares of Class B Common Stock. The Class B Common Stock is convertible at the option of the holder to Class A Common Stock at a 1:1 ratio. The Issuer has two classes of common stock outstanding, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Each share of Class B Common Stock has ten votes and each share of Class A Common Stock has one vote.

(b)

Percent of Class as of December 31, 2015:

7.4%. This percentage is based upon 28,750,000 shares of the Issuer’s Class A Common Stock outstanding, plus the number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 1.2% of the Issuer’s total Common Stock, assuming full conversion of all the currently outstanding Class B Common Stock, and represent approximately 1.2% of the combined voting power of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has, as of December 31, 2015:

(i)	Sole power to vote or to direct the vote 2,262,815 shares of Class A Common Stock

(ii)	Shared power to vote or to direct the vote 0 shares

CUSIP No. 74624M102	Page 5 of 6

(v)	Sole power to dispose or to direct the disposition of 0 shares

(iv)	Shared power to dispose or to direct the disposition of 2,262,815 shares of Class A Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this Schedule is filed are owned of record by clients of Glynn Capital Management LLC. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74624M102	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2016

Glynn Capital Management LLC

By:	/s/ John Glynn
John Glynn
President